UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 370, 1095 West Pender Street, Vancouver

British Columbia, V6E 2M6, Canada

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXPLANATORY NOTE

Hive Digital Technologies Ltd. (the "Issuer") is filing this Report on Form 6-K (this "6-K") to (i) to report that the address of the Issuer's principal executive office has moved to Suite 370, 1095 West Pender Street, Vancouver, British Columbia, V6E 2M6, Canada (as set forth on the cover page to this 6-K) and (ii) to file the exhibits listed in the Exhibit Index below.

EXHIBIT INDEX

99.1	News Release dated August 13, 2024
99.2	Material Change Report dated August 13, 2024
99.3	News Release dated September 5, 2024
99.4	Material Change Report dated September 5, 2024
99.5	News Release dated September 5, 2024
99.6	Material Change Report (amended) dated September 5, 2024

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By: /s/ Darcy Daubaras

 Name: Darcy Daubaras

 Title: Chief Financial Officer

Date: September 9, 2024